Exhibit 3.1

STATE OF DELAWARE
CERTIFICATE OF CORRECTION

COPsync, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

1.           The name of the corporation is COPsync, Inc.

2.           That a Certificate of Amendment of Amended and Restated Certificate of Incorporation was filed by the Secretary of State of Delaware on October 13, 2015 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.           The inaccuracy or defect of said Certificate to be corrected is an omission of the intended reduction in the stated capital of the Corporation from 501,000,000 shares of stock to 51,000,000 shares, consisting of a reduced number of authorized shares of Common Stock from 500,000,000 to 50,000,000 shares.

4.           Article FIRST of said Certificate is hereby renumbered to read Article SECOND, Article SECOND is hereby renumbered to read Article THIRD, and the following paragraph shall be Article FIRST:

“The first paragraph of Article IV of the Amended and Restated Certificate of Incorporation of COPsync, Inc. is hereby amended to reduce the total number of shares of stock that the corporation shall have authority to issue to 51,000,000, consisting of 50,000,000 shares of Common Stock, $0.0001 par value per share, and 1,000,000 shares of Preferred Stock, $0.0001 par value per share.

IN WITNESS WHEREOF, said COPsync, Inc. has caused this Certificate to be signed by Ronald A. Woessner, its Chief Executive Officer, this 29th day of March, 2016.

COPsync, Inc.

By: /s/ Ronald A. Woessner
Ronald A. Woessner, Chief Executive Officer